                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                           Pursuant to Section 15(d)
                   of the Securities and Exchange Act of 1934

                  For the fiscal year ended December 31, 1993


A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

                 HANOVER DIRECT, INC. SAVINGS & RETIREMENT PLAN
                            c/o HANOVER DIRECT, INC.
                             1500 Harbor Boulevard
                          Weehawken, New Jersey 07087

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              HANOVER DIRECT, INC.
                             1500 Harbor Boulevard
                          Weehawken, New Jersey 07087

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                               DECEMBER 31, 1993

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                      PAGE
                                                                      ----
FINANCIAL STATEMENTS

  Report of Independent Public Auditors                                 1

  Statements of Net Assets Available for Benefits                       2

  Statements of Changes in Net Assets Available for Benefits            3

  Notes to the Financial Statements                                     4


SUPPLEMENTAL SCHEDULES

  Form 5500 - Item 27A - Schedule of Assets Held for Investment
   Purposes                                                             8

  Form 5500 - Item 27D - Schedule of Reportable Transactions            9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of Hanover Direct, Inc.
  Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Hanover Direct, Inc. Savings and Retirement Plan (formerly The Horn & Hardart Company Savings Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the three years ended December 31, 1993. These financial statements and the supplemental schedules are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            ARTHUR ANDERSEN & CO.

New York, New York
June 8, 1994

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1993 AND 1992


                                                                            December 31, 1993
                                          -------------------------------------------------------------------------------------
                                               Fixed  Conservative   Capital  Conservative   Balanced      Hanover
                                              Income      Bond       Growth      Equity        Value     Direct, Inc.
                                                Fund      Fund        Fund        Fund         Fund       StockFund    Combined
                                          -------------------------------------------------------------------------------------
Assets:
- - - - - ------------------------------------------
Fund Receivable (Payable)                    $48,794      $3,307     $5,368      $5,924       $6,849       ($1,748)     $68,494

Interfund Receivable (Payable)                38,352                                                       (38,352)           0

Plan Participant Loan Receivable             208,526                                                                    208,526

Unallocated Contributions                     38,168       6,210     14,055      10,488       15,455         5,902       90,278

Investment in Group Annuity Contract          11,641                                                                     11,641
Investment in GIC Fund - PW Trust          2,775,053                                                                  2,775,053
Investment in Bond Fund - PW Trust                       493,213                                                        493,213
Investment in Growth Fund - PW Trust                                948,678                                             948,678
Investment in Equity Fund - PW Trust                                            982,663                                 982,663
Investment in Balanced Value
  Fund - PW Trust                                                                          1,267,462                  1,267,462
Investment in Hanover Direct, Inc.
  Common Stock (at market) - Chemical
   Bank                                                                                                     76,575       76,575
Investment in Hanover Direct, Inc.
  Common Stock (at market) - PW Trust                                                                    1,326,883    1,326,883

                                          -------------------------------------------------------------------------------------
Total Assets                               3,120,534     502,730    968,101     999,075    1,289,766     1,369,259    8,249,465

Liabilities and Fund Balance:

Contributions Payable:
 Hanover Direct, Inc. & Subsidiaries                                                                                          0
 Due to HDI Union Fund                         5,045         322      1,400         910        1,248           685        9,610
Accrued Cash Withdrawals                                                                                                      0
                                          -------------------------------------------------------------------------------------
Net Assets Available for Benefits         $3,115,489    $502,408   $966,701    $998,165   $1,288,518    $1,368,574   $8,239,855
                                          =====================================================================================

  The accompanying Notes to the Financial Statements are an integral part of these statements.


                                                             December 31, 1992
                                               -------------------------------------------
                                                    Fixed          Hanover
                                                   Income       Direct, Inc.
                                                    Fund          StockFund      Combined
                                               ------------------------------------------
Assets:
- - - - - -----------------------------------------------
Fund Receivable (Payable)                                                              $0

Interfund Receivable (Payable)                  ($106,739)          $106,739            0

Plan Participant Loan Receivable                                                        0

Unallocated Contributions                                                               0

Investment in Group Annuity Contract            1,681,673                       1,681,673
Investment in GIC Fund - PW Trust               3,785,036                       3,785,036
Investment in Bond Fund - PW Trust                                                      0
Investment in Growth Fund - PW Trust                                                    0
Investment in Equity Fund - PW Trust                                                    0
Investment in Balanced Value
  Fund - PW Trust                                                                       0
Investment in Hanover Direct, Inc.
  Common Stock (at market) - Chemical
   Bank                                                                                 0
Investment in Hanover Direct, Inc.
  Common Stock (at market) - PW Trust                                 56,983       56,983

                                               ------------------------------------------
Total Assets                                    5,359,970            163,722    5,523,692

Liabilities and Fund Balance:

Contributions Payable:
 Hanover Direct, Inc. & Subsidiaries               66,526                          66,526
 Due to HDI Union Fund                                                                  0
Accrued Cash Withdrawals                                               4,836        4,836
                                               ------------------------------------------
Net Assets Available for Benefits              $5,293,444           $158,886   $5,452,330
                                               ==========================================

  The accompanying Notes to the Financial Statements are an integral part of these statements.

HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE THREE YEARS ENDED DECEMBER 31, 1993

                                                            December 31, 1991                         December 31, 1992
                                                --------------------------------------- ------------------------------------------
                                                   Fixed       Hanover                       Fixed         Hanover
                                                  Income     Direct, Inc.                   Income       Direct, Inc.
                                                   Fund       StockFund       Combined       Fund         StockFund       Combined
                                                --------------------------------------- ------------------------------------------
Increases in Net Assets
  Attributed to:

Interest Income                                   $360,623                     $360,623       $354,811                    $354,811

Plan Participant Loan Receivable                                                      0                                          0

Contributions :
  Participants                                     810,261     38,833           849,094        966,694                     966,694
  Hanover Direct, Inc. & Subsidiaries
    (net of credited forfeitures of $49,886,
    $45,223 and $0 in 1991, 1992 and
    1993, respectively)                            233,077     20,845           253,922        283,821                     283,821
  Interfund Transfers                               32,646    (32,646)                0        (90,627)    90,627                0
                                                --------------------------------------- ------------------------------------------
                                                 1,075,984     27,032         1,103,016      1,159,888     90,627        1,250,515
                                                --------------------------------------- ------------------------------------------
Total Additions                                  1,436,607     27,032         1,463,639      1,514,699     90,627        1,605,326

Decreases in Net Assets
  Attributed to:

Disbursements, Withdrawals, and
  Terminations                                   1,409,904      7,644         1,417,548        657,195                     657,195

Unallocated Forfeitures                                                               0         95,292                      95,292

Unrealized Depreciation (Appreciation)
  on Fund Investments                                          12,580            12,580                    (2,407)          (2,407)
                                                --------------------------------------- ------------------------------------------
Total Deductions                                 1,409,904     20,224         1,430,128        752,487     (2,407)         750,080
                                                --------------------------------------- ------------------------------------------
Net Increase (Decrease)                             26,703      6,808            33,511        762,212     93,034          855,246

Net Assets Available for Benefits:
Begining of Year                                 4,504,529     59,044         4,563,573      4,531,232     65,852        4,597,084
                                                --------------------------------------- ------------------------------------------
End of Year                                     $4,531,232    $65,852        $4,597,084     $5,293,444   $158,886       $5,452,330
                                                ======================================= ==========================================

  The accompanying Notes to the Financial Statements are an integral part of these statements.




                                                                                    December 31, 1993
                                                    -------------------------------------------------------------------------------
                                                       Fixed      Conservative   Capital     Conservative    Balanced     Hanover
                                                       Income          Bond       Growth         Equity        Value    Direct, Inc.
                                                        Fund          Fund        Fund           Fund           Fund     StockFund
                                                    -------------------------------------------------------------------------------
Increases in Net Assets
  Attributed to:

Interest Income                                        $73,172         $139        $275          $275           $313         $101

Plan Participant Loan Receivable                       208,526

Contributions :
  Participants                                       2,057,907
  Hanover Direct, Inc. & Subsidiaries
    (net of credited forfeitures of $49,886,
    $45,223 and $0 in 1991, 1992 and
    1993, respectively)                                428,289
  Interfund Transfers                               (3,767,622)     493,687     934,526       968,591      1,246,768      124,050
                                                    -------------------------------------------------------------------------------
                                                    (1,281,426)     493,687     934,526       968,591      1,246,768      124,050
                                                    -------------------------------------------------------------------------------
Total Additions                                       (999,728)     493,826     934,801       968,866      1,247,081      124,151

Decreases in Net Assets
  Attributed to:

Disbursements, Withdrawals, and
  Terminations                                       1,200,843        4,126       9,389         9,273         12,488        3,083

Unallocated Forfeitures                                 24,135          384         759           555            777        9,969

Unrealized Depreciation (Appreciation)
  on Fund Investments                                  (46,751)     (13,092)    (42,048)      (39,127)       (54,702)  (1,098,589)
                                                    -------------------------------------------------------------------------------
Total Deductions                                     1,178,227       (8,582)    (31,900)      (29,299)       (41,437)  (1,085,537)
                                                    -------------------------------------------------------------------------------
Net Increase (Decrease)                             (2,177,955)     502,408     966,701       998,165      1,288,518    1,209,688

Net Assets Available for Benefits:
Begining of Year                                     5,293,444                                                            158,886
                                                    -------------------------------------------------------------------------------
End of Year                                         $3,115,489     $502,408    $966,701      $998,165     $1,288,518   $1,368,574
                                                    ===============================================================================

  The accompanying Notes to the Financial Statements are an integral part of these statements.


                                                  December 31, 1993
                                                  -----------------
                                                      Combined
                                                  -----------------
Increases in Net Assets
  Attributed to:

Interest Income                                             $74,275

Plan Participant Loan Receivable                            208,526

Contributions :
  Participants                                            2,057,907
  Hanover Direct, Inc. & Subsidiaries
    (net of credited forfeitures of $49,886,
    $45,223 and $0 in 1991, 1992 and
    1993, respectively)                                     428,289
  Interfund Transfers                                             0
                                                  -----------------
                                                          2,486,196
                                                  -----------------
Total Additions                                           2,768,997

Decreases in Net Assets
  Attributed to:

Disbursements, Withdrawals, and
  Terminations                                            1,239,202

Unallocated Forfeitures                                      36,579

Unrealized Depreciation (Appreciation)
  on Fund Investments                                    (1,294,309)
                                                  -----------------
Total Deductions                                            (18,528)
                                                  -----------------
Net Increase (Decrease)                                   2,787,524

Net Assets Available for Benefits:
Begining of Year                                          5,452,330
                                                  -----------------
End of Year                                              $8,239,855
                                                  =================

  The accompanying Notes to the Financial Statements are an integral part of these statements.

                              HANOVER DIRECT, INC.
                          SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993


NOTE 1.  DESCRIPTION OF THE PLAN

         The Hanover Direct, Inc. Savings and Retirement Plan (the "Plan"), formerly The Horn & Hardart Company Savings Plan, commenced April 1, 1983. Participation in the Plan is available to all eligible employees of Hanover Direct, Inc. and its subsidiaries (the "Company") that have attained the age of 21, have credit for not less than one year of service (1000 hours), and have applied for participation in the Plan.

         Participants whose annual base salary is under $64,245 may make pre-tax contributions of up to 10% of their total annual compensation ("Basic Contribution") . The Company matches one-third of these pre-tax contributions up to 6% of their total annual compensation ("Employer Contribution"). These same participants may contribute up to 10% of their total annual compensation on a voluntary basis. The voluntary contributions are not tax-deferred and must, therefore, be considered an after-tax contribution. Voluntary contributions are not matched by the Company. The participants have the right to elect that contributions (both Basic and Employer matching contribution) be allocated to any combination of six funds. The six funds are Fixed Income ("GIC") Fund, Hanover Direct, Inc. Stock Fund, which invests only in common stock of the Company, a party in interest, Conservative Bond Fund, Capital Growth Fund, Conservative Equity Fund, and a Balanced Value Fund. In 1992 there were only two funds, the Fixed Income Fund and the Hanover Direct, Inc. Stock Fund.

         Participants whose total annual compensation is in excess of $64,245 are limited to pre-tax contributions of 4-1/2% of their total annual compensation. The Company matches one-third of these contributions. No voluntary contributions are permitted by those participants whose total annual compensation exceeds $64,245.

         There is an $8,994 maximum limitation on employee pre-tax contributions for 1993 ($8,728 in 1992).

         There were 841, 868 and 1,621 participants in the Plan at December 31, 1991, 1992 and 1993, respectively.

         Beginning April 1, 1993, participants are allowed to take out loans of up to 50% of their individual vested balance as of the most current Plan valuation. The minimum loan is $500 while the maximum is $50,000. The loans can be for a period between one to five years, in whole year increments, bearing a fixed rate of interest of the Prime Rate plus one percent, determined at the time of loan issuance. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

         A participant is 100% vested in the account value of the employer's contribution upon completion of five calendar years of vesting service, upon retirement or termination after reaching age 62, upon death while an employee, or because of permanent disability. A participant is 20% vested in the Company's matching contribution for each year of service to the Company after a one year eligibility period. A participant may elect to withdraw from his supplemental account an amount not to exceed his vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Company's contribution for that particular year.
Unallocated forfeitures of $36,579 will be used to reduce Company contributions to participants in 1994.

         Administrative costs of the Plan are borne by the contributions and earnings of each fund, and are $34,762 in 1993. These costs are included in disbursements, withdrawals, and terminations.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

         Investments in the Company's common stock are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Investments in the Fixed Income Fund and Guaranteed Income Contract Portfolio (GIC Portfolio) are stated at Contract value which represents cost plus a guaranteed return. Investments in the Conservative Bond Fund, Balanced Value Fund, Conservative Equity Fund, and Capital Growth Fund are stated at initial unit value plus income earned and accrued as of the valuation date, the last bank business day of the month.

         Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3.  INVESTMENTS

         Effective January 1, 1987, New York Life Insurance Company ("New York Life"), 51 Madison Avenue, New York, New York 10010, became the custodian of the funds invested in the Fixed Income Fund. Contributions to the Fixed Income Fund were invested in a Group Annuity Contract with New York Life which guaranteed interest at the rate of 9.45% per annum through 1991 on contributions made in 1989, and for contributions made in 1990 guaranteed interest at a rate of 8.70% per annum through 1992. Effective January 1, 1991, a new Group Annuity Contract (the "Contract") with New York Life was approved. The Contract provides for a guaranteed 8.15% rate of return for 1991 through
1993, on contributions made in 1991.   Contributions made during 1993 were
invested in the six Paine Webber Funds.

         In December 1992, the Company appointed Pain Webber Trust Company as the new Investment Advisor/Custodian of the Plan funds. Five new funds plus Company stock were made available to all plan participants as investment options effective on April 1, 1993. Maturing funds that were held at New York Life were rolled over into the GIC Portfolio at Paine Webber Trust Company on December 31, 1992. The Fixed Income Fund, $1.6 million, remained in the

New York Life Contract earning a rate of 8.15% per annum, until its maturity on December 31, 1993, when it was transferred to the Paine Webber Trust GIC Portfolio.

         Contributions to the Conservative Bond Fund are invested in investment grade bonds and other fixed income securities offering the best total return prospectus. The fund may maintain a cash equivalent position not exceeding 25% of the Fund's total value. Balanced Value Fund contributions are invested in equity and fixed income securities where the potential return is greatest and risk is least. Contributions to the Conservative Equity Fund are invested in equity securities of conservative companies with medium to large market capitalizations and strong balance sheets so as to have the Fund perform superior to the Standard and Poors 500 Index in dividend yield, price to earnings ratio and return on shareholders' equity. Contributions to the Capital Growth Fund are invested in the equity of companies capable of consistent long-term above-average growth with favorable earnings potential. Contributions to the Hanover Direct, Inc. Stock Fund are invested in the common stock of the Company. As of December 31, 1992 and December 31, 1993, the stock fund held 23,993 and 227,387 shares, respectively, at corresponding market values of $56,983 and $1,403,356. The stock price at June 8, 1994, was $5.875 per share. All contributions and distributions are made to/from the Fixed Income Fund.

NOTE 4.  UNALLOCATED CONTRIBUTIONS

         The unallocated contribution consists of employee and employer contributions that as of December 31, 1993 have not been allocated to the proper participant elected funds. This amount was invested in a money market fund earning interest until the allocation was made in the first quarter of 1994.

NOTE 5.  FUND RECEIVABLE

         The fund receivable consists of unallocated employee and employer contributions owed to the fund for 1993. These amounts were received by the fund in 1994 and then subsequently allocated among the proper funds.

NOTE 6.  CONTRIBUTIONS/WITHDRAWALS PAYABLE

         Contributions payable for 1992 included unallocated forfeitures which were used to reduce 1993 Company contributions and excess contributions reduced for transaction costs paid by the Plan. The payable for 1993 consists of The Company Store Union Savings and Retirement Plan contributions and earnings deposited in the Plan. The Company acquired Company Store Holdings, Inc. during the 1993 fiscal year. A portion of their employees are covered by a collective bargaining agreement which would prohibit these individuals from participating in the Plan. Contributions by the above mentioned employees were originally made to the Plan until their prohibition was determined. At that time a separate plan was established and substantially all of the contributions were transferred to the new plan. The remaining contributions and earnings were transferred to the new plan in 1994.

         Some participants requesting withdrawals during the 1993 plan year were not paid until 1994. These withdrawals amounted to $10,380.

NOTE 7.  TAX STATUS

         The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of December 10, 1982, is qualified under Section 401(k) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes. The plan was amended and restated during the year ended December 31, 1989 to reflect the impact of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988. In management's opinion, based on the advice of counsel, the Plan continues to be a qualified plan as defined by the Internal Revenue Code.

                   HANOVER DIRECT SAVINGS AND RETIREMENT PLAN
                              FORM 5500 - ITEM 27A
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1993


                Description                    Cost     Market Value
- - - - - --------------------------------------------------------------------
Interest Receivable on Investment in
  Guaranteed Income Contract - maturity
  12/31/93 at 8.15%                                 $0       $11,641

Investment in Guaranteed Income
  Contract Portfolio - Paine Webber Trust    2,726,722     2,862,015

Investment in Conservative Bond
  Portfolio - Paine Webber Trust               479,983       502,730

Investment in Capital Growth
  Portfolio - Paine Webber Trust               906,356       968,101

Investment in Conservative Equity
  Portfolio - Paine Webber Trust               943,262       999,075

Investment in Balanced Value
  Portfolio - Paine Webber Trust             1,212,448     1,289,766

Investment in Hanover Direct, Inc.
  Common Stock (1)                             548,401     1,407,611

Plan Participant Loan Receivable              $208,526       208,526
                                                         -----------
    Total assets held for investment purposes             $8,249,465
                                                         ===========

                       (1) Represents party in interest.

                  HANOVER DIRECT SAVINGS AND RETIREMENT PLAN
                             FORM 5500 - ITEM 27D
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                   Expense
      Identity                                    Purchase    Selling   Lease   Incurred With
   Party Involved      Description               Price (1)   Price (1)  Rental   Transaction    Cost       Market     Net Gain
- - - - - ---------------------------------------------------------------------------------------------------------------------------------
Paine Webber
 Trust         Investment in Guaranteed
                 Income Contract Portfolio           $15.40               -------    -------      $298,777     $298,777   -------

Paine Webber
 Trust         Investment in Guaranteed
                  Income Contract Portfolio                     $14.71    -------    -------    $3,183,400   $3,248,502   $65,102

Paine Webber
 Trust         Investment in Capital
                  Growth Portfolio                   $11.28               -------    -------      $894,724     $894,724   -------

Paine Webber
 Trust         Investment in Balanced
                  Value Portfolio                    $17.53               -------    -------    $1,199,201   $1,199,201   -------

Paine Webber
 Trust         Investment in Conservative
                  Bond Portfolio                     $16.93               -------    -------      $474,126     $474,126   -------

Paine Webber
 Trust         Investment in Conservative
                  Equity Portfolio                   $17.45               -------    -------      $934,874     $934,874   -------

          (1) Average price

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                                HANOVER DIRECT, INC
                                           SAVINGS AND RETIREMENT PLAN


Date:    June 8, 1994                              s/Wayne P. Garten
                                                   -------------------
                                                      Wayne P. Garten




                                                   s/Michael P. Sherman
                                                   --------------------
                                                     Michael P. Sherman




                                                   s/Edward J. O'Brien
                                                   --------------------
                                                     Edward J. O'Brien

                                                                       EXHIBIT I



                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Hanover Direct, Inc.'s (successor to The Horn & Hardart Company) previously filed Registration Statement File No. 2-94286.




                                                       /S/ ARTHUR ANDERSEN & CO.
                                                       -------------------------


New York, New York
June 13, 1994